"Excellence In Aviation Services"

ARS
PE
3-31-04

Air T, Inc.
2004 Annual Report

Table of Contents

Selected Financial Data

Air T, Inc. and Subsidiaries

During fiscal 2004, the Company discontinued and disposed of certain assets of its aircraft component parts brokerage and repair services business operated by its Mountain Aircraft Services, LLC (MAS) subsidiary and accordingly, the Company's financial statements have been reclassified to reflect the results of MAS as a discontinued operation for all the years presented below.

(In thousands except per share data)

	Year Ended March 31,				
	2004	2003	2002	2001	2000
Operating revenues	**$ 55,997**	$ 42,872	$ 59,603	$ 61,668	$ 49,546
Earnings from continuing operations	**2,164**	366	2,016	1,418	102
(Loss) earnings from discontinued operations	**(426)**	(1,590)	(738)	(129)	260
Net (loss) earnings	**1,738**	(1,224)	1,278	1,289	362
Basic (loss) earnings per share					
Continuing operations	**0.80**	0.13	0.74	0.52	0.04
Discontinued operations	**(0.16)**	(0.58)	(0.27)	(0.05)	0.09
Total basic net (loss) earnings per share	**0.64**	(0.45)	0.47	0.47	0.13
Diluted (loss) earnings per share					
Continuing operations	**0.80**	0.13	0.72	0.51	0.04
Discontinued operations	**(0.16)**	(0.58)	(0.26)	(0.05)	0.09
Total diluted net (loss) earnings per share	**0.64**	(0.45)	0.46	0.46	0.13
Total assets	**19,574**	21,328	22,903	28,533	23,936
Long-term obligations, including current portion	**279**	2,509	4,158	5,969	1,486
Stockholders' equity	**11,677**	9,611	11,100	10,170	9,383
Average common shares outstanding-Basic	**2,716**	2,726	2,717	2,733	2,758
Average common shares outstanding-Diluted	**2,728**	2,726	2,789	2,781	2,837
Dividend declared per common share (1)	**$ -**	$ 0.12	$ 0.15	$ 0.10	$ 0.08
Dividend paid per common share (1)	**$ -**	$ 0.12	$ 0.15	$ 0.10	$ 0.08

(1) On May 4, 2004, the Company declared a fiscal 2005 cash dividend of $0.20 per common share payable on June 25, 2004 to stockholders of record on June 11, 2004. Due to losses sustained in fiscal 2003 no common share dividend was paid in fiscal 2004.

To Our Stockholders:

Fiscal '04 marked a major turnaround for the Air T group. Air T management, during the fourth quarter of fiscal 2003, agreed to a plan to sell the assets of its Mountain Aircraft Services (MAS) subsidiary and discontinue the operations of its aviation services sector business. In August of 2003, Air T finalized the sale of a majority of the assets of MAS. The goal of this action was to improve Air T's overall profitability and to refocus management's efforts on Air T's remaining core businesses. I am pleased to report that the year-end results of the fiscal year bear testament to that strategy. Due to the combination of increased revenues and earnings from Air T's continuing operations and the significant reduction in loss from the discontinued business segment, Air T's earnings significantly improved in fiscal 2004.

Mountain Air Cargo, which celebrated its 30th anniversary this year, provided higher levels of flight and maintenance services to its customer in conjunction with their turbo-prop fleet modernization and route expansion programs. The company has progressed from flying Beech 18's in the seventies and early eighties to operating the latest in technology in the ATR 42 and 72. Mountain Air Cargo has a dedicated team of employees who operate at the highest level of safety and reliability.

CSA Air, operating in the extreme weather conditions of the north-central U.S., has an enviable reliability record. Both CSA and MAC operate aircraft for the leading express company in the world. We are proud to be of service to that outstanding organization.

Global Ground Support, in part due to a product diversification program started over four years ago, had a solid fiscal 2004 with military and commercial equipment sales up over 50% compared to its prior year. Global continues to supply deicing equipment for the United States Air Force under a long-term contract. In January 2004, we announced that the Air Force exercised the first of two three-year contract extension options. I am also pleased to announce that Global has developed a line of mobile decontamination equipment for military, commercial and municipal use. This capability is in keeping with our expertise in spraying equipment, elevated work platforms, and hydraulic-powered systems.

The current year holds great promise for the Air T group. We have begun fiscal 2005 with a significant backlog in both our aviation maintenance facility and our equipment manufacturing operation. Our goal is to utilize this foundation to continue exploring opportunities to increase revenue and profits within our core business.

In closing, I would like to thank the men and women of the Air T group. They are the reason for this past year's success and they will also be the reason for our future success. I look forward to continuing to work with them in the coming years.

Sincerely,

Walter Clark

Walter Clark
Chairman of the Board
Chief Executive Officer

Overview

The Company's most significant component of revenue, which accounted for 64.5% of revenue in fiscal 2004, was generated through its air cargo subsidiaries, Mountain Air Cargo, Inc. (MAC) and CSA Air, Inc. (CSA).

MAC and CSA are short-haul express air freight carriers. MAC and CSA's revenue contributed approximately $36,168,000 and $29,899,000 to the Company's revenues in fiscal 2004 and 2003, respectively, a current year increase of 21.0%. Approximately $4,456,000 (or 71.9%) of the increase in revenue in fiscal 2004 was related to maintenance services, which were primarily attributed to customer fleet modernization, associated with conversion of ATR aircraft from passenger to cargo configuration, and route expansion. The remainder of the increase was attributable to administration and other direct operating revenue associated with route expansion.

Under the terms of the dry-lease service agreements, which currently cover approximately 98% of the revenue aircraft operated, the Company passes through to its customer certain cost components of its operations without markup. The cost of fuel, flight crews, landing fees, outside maintenance, parts and certain other direct operating costs are included in operating expenses and billed to the customer as cargo and maintenance revenue, at cost.

Separate agreements cover the four types of aircraft operated by MAC and CSA for their customer—Cessna Caravan, ATR-42, Fokker F-27, and Short Brothers SD3-30. Cessna Caravan, ATR-42 and Fokker F-27 aircraft (a total of 92 aircraft at March 31, 2004) are owned by and dry-leased from Customer, and Short Brothers SD3-30 and King Air aircraft (respectively, two and one aircraft at March 31, 2004) are owned by the Company. The SD3-30's are operated periodically under wet-lease arrangements with the Customer. Pursuant to such agreements, the Customer determines the type of aircraft and schedule of routes to be flown by MAC and CSA, with all other operational decisions made by the Company.

Agreements are renewable annually and may be terminated by the Customer at any time upon 15 to 30 days' notice. The Company believes that the short term and other provisions of its agreements with the Customer are standard within the air freight contract delivery service industry. The Company is not contractually precluded from providing such services to other firms, and has done so in the past. Loss of its contracts with the Customer would have a material adverse effect on the Company.

Global manufactures, services and supports aircraft deicers and ground support equipment on a worldwide basis. Global's revenue contributed approximately $19,829,000 and $12,973,000 to the Company's revenues in fiscal 2004 and 2003, respectively. The increase in revenues in 2004 was primarily due to increased commercial and military equipment orders and the near completion of a large scale airport deicer system contract by March 2004.

During fiscal 2003, the Company decided to discontinue and dispose of its aircraft component parts brokerage and repair services business operated by its Mountain Aircraft Services, LLC (MAS) subsidiary and accordingly, the Company's financial statements have been reclassified to reflect the results of MAS as a discontinued operation. See Note 10 of notes to consolidated financial statements.

The Company's continuing operations operate in two business segments, providing overnight air cargo services to the express delivery services industry and aviation ground support equipment products to passenger and cargo airlines and airports. Each business segment has separate management teams and infrastructures that offer different products and services. The subsidiaries make up the following reportable segments: air cargo and ground equipment in the accompanying consolidated financial statements.

The following table summarizes the changes and trends in the Company's operating expenses for continuing operations as a percentage of revenue:

	Fiscal Year Ended March 31,		
	2004	2003	2002
Operating revenue (in thousands)	$ 55,997	$ 42,872	$ 59,603
Expense as a percentage of revenue:			
Flight operations	27.62 %	33.67 %	24.19 %
Maintenance	24.76	24.09	16.74
Ground equipment	26.44	23.62	39.41
General and adminstrative	14.11	15.70	12.91
Depreciation and amoritization	1.00	1.46	0.96
Total costs and expenses	93.93 %	98.54 %	94.21 %

The Company incurred greater professional fees in fiscal 2004 than in fiscal 2003. The Company anticipates that as additional requirements of the Sarbanes-Oxley Act of 2002 become effective, in particular the requirements under Section 404(b) of that act with respect to auditor attestation with respect to internal controls which will apply to the Company in fiscal 2006, professional fees will continue to increase and may materially reduce the Company's net income. Under applicable federal law, Section 404(b) and certain other requirements of the Sarbanes-Oxley Act and other federal regulations would not apply to the Company if the number of stockholders is reduced below 300 and, upon application to the Securities and Exchange Commission, the Company elects to cease filing annual and quarterly reports with the SEC. The Board of Directors has considered, and may likely consider in the future, corporate transactions that would have the effect of reducing the number of stockholders below 300, including a reverse split of the Company's common stock in which holders of fewer than a specified number of shares would receive cash for their shares, while holders of greater amounts of shares would continue to hold equity interests in the Company in the same approximate relative proportion. If the number of stockholders is reduced below 300 and the Company elects to cease filing periodic reports with the SEC, the Company's common stock would no longer be eligible for listing on the Nasdaq Small Cap Market and any alternative trading system for the common stock may not provide the same liquidity as the Nasdaq Small Cap Market. The Board of Directors has not approved, and may not in the future approve, any such corporate transaction to effect a reduction in the number of stockholders below 300.

Outlook

The Company's current forecast for fiscal 2005 suggests that, due to higher fuel cost and losses sustained since September 11, 2001, the commercial aviation market will grow at a rate that is substantially less than the rest of the economy. Increased military and Homeland Security budgets, pending funding approvals, may help offset the expected lower than normal order levels from commercial customers. Company management currently anticipates that its air cargo segment will continue to benefit from its customer's aircraft fleet modernization and route expansion through fiscal 2005, however, future terrorist attacks, competition or inflation may cause delays or termination of the certain projects. Given the uncertainties associated with the above factors, the Company continues to operate in a highly unpredictable environment.

As stated above, during the second quarter of fiscal 2004, Company management closed on its agreement to sell MAS assets and to discontinue the operations of the Company's aviation service sector business. The completion of this sale and resulting decrease in losses experienced by this business segment is expected to substantially improve the Company's future operating results and financial position. However, there is no guarantee that this improvement can be sustained due to the other external factors described above.

Based on the current general economic and industry outlook and cost cutting measures implemented over the past twenty four months, the Company believes its existing cash and cash equivalents, cash flow from operations, and funds available from current and renewed credit facilities will be adequate to meet its current and anticipated working capital requirements through 2005. If these sources are inadequate or become unavailable, then the Company may pursue additional funds through the financing of unencumbered assets, although there is no assurance these additional funds will be sufficient to replace the sources that are inadequate or become unavailable.

Actual results for fiscal 2005 will depend upon a number of factors beyond the Company's control, including, in part, future significant increases in rate of inflation, including fuel prices, the timing, speed and magnitude of the economic recovery, military funding of pending future equipment orders, future levels of commercial aviation capital spending, future terrorists acts and weather patterns.

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the U.S. requires the use of estimates and assumptions to determine certain assets, liabilities, revenues and expenses. Management bases these estimates and assumptions upon the best information available at the time of the estimates or assumptions. The Company's estimates and assumptions could change materially as conditions within and beyond our control change. Accordingly, actual results could differ materially from estimates. The most significant estimates made by management include allowance for doubtful accounts receivable, reserves for excess and obsolete inventories, deferred tax asset valuation, retirement benefit obligations, valuation of revenue recognized under the percentage of completion method and valuation of long-lived assets.

During the fourth quarter of fiscal 2003, Company management agreed to a plan to sell MAS assets and to discontinue the operations of the Company's aviation service sector business. In August 2003, the Company completed the sale of certain assets of MAS totaling $3,006,000 for consideration of $1,885,000. The loss associated with this disposition is reflected in discontinued operations. The operations of MAS have been reclassified as discontinued operations and, therefore, are not included in the Results of Continuing Operations discussed below.

Following is a discussion of critical accounting policies and related management estimates and assumptions. A full description of all significant accounting policies is included in Note 1 to our consolidated financial statements included elsewhere in this report.

Allowance for Doubtful Accounts. An allowance for doubtful accounts receivable in the amount of $368,000 and $449,000, respectively, in fiscal 2004 and 2003, was established based on management's estimates of the collectability of accounts receivable. The required allowance is determined using information such as customer credit history, industry information, credit reports and customer financial condition. The estimates can be affected by changes in the financial strength of the aviation industry, customer credit issues or general economic conditions.

Inventories. The Company's parts inventories are valued at the lower of cost or market. Provisions for excess and obsolete inventories in the amount of $1,425,000 and $1,094,000, respectively, in fiscal 2004 and 2003, are based on assessment of slow-moving and obsolete inventories. Historical part usage, current period sales, estimated future demand and anticipated transactions between willing buyers and sellers provide the basis for estimates. Estimates are subject to volatility and can be affected by reduced equipment utilization, existing supplies of used inventory available for sale, the retirement of aircraft or ground equipment and changes in the financial strength of the aviation industry.

Deferred Taxes. Deferred tax assets and liabilities, net of valuation allowance in the amount of $83,000 in fiscal 2004 and 2003, reflect the likelihood of the recoverability of these assets. Company judgment of the recoverability of these assets is based primarily on estimates of current and expected future earnings and tax planning.

Retirement Benefits Obligation. The Company currently determines the value of retirement benefits assets and liabilities on an actuarial basis using a 5.75% discount rate. Long-term deferred retirement benefit obligations amounted to $1,624,000 and $2,139,000, respectively, in fiscal 2004 and 2003. Values are affected by current independent indices, which estimate the expected return on insurance policies and the discount rates used. Changes in the discount rate used will affect the amount of pension liability as well as pension gain or loss recognized in other comprehensive income.

Revenue Recognition. Cargo revenue is recognized upon completion of contract terms and maintenance revenue is recognized when the service has been performed. Revenue from product sales is recognized when contract terms are completed and title has passed to customers. Revenues from overhaul contracts on customer owned parts, certain labor service contracts and long term fixed price manufacturing projects are recognized on the percentage-of-completion method. Billings in excess of cost and estimated earnings for contracts under percentage of completion in the amount of $80,000 and

$761,000, respectively, in fiscal 2004 and 2003. Revenues are measured by the percentage of cost incurred to date to estimated total cost for each contract or work order; unanticipated changes in job performance, job conditions and estimated profitability may result in revisions to costs and income, and are recognized in the period in which the revisions are determined.

Valuation of Long-Lived Assets. The Company assesses long-lived assets used in operations for impairment when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. In the event it is determined that the carrying values of long-lived assets are in excess of the fair value of those assets, the Company then will write-down the value of the assets to fair value. The Company has applied the discontinued operations provisions of SFAS No. 144 for the MAS operations and has reflected any remaining long-lived assets associated with the discontinued MAS subsidiary at zero fair market value at March 31, 2004.

Resignation of Executive Officer

Effective December 31, 2003, an executive officer and director of the company resigned his employment with AirT.

In consideration of approximately $300,000, payable in three installments over a one-year period starting January 12, 2004, the executive agreed to forgo certain retirement and other contractual benefits for which the company had previously accrued aggregate liabilities of $715,000. The Company has accounted for the resignation as a settlement under the provisions of SFAS No. 88 "Employers Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits."

The above-mentioned cancellation of contractual retirement benefits reduced recorded liabilities by $715,000. The difference between the recorded liability and ultimate cash payment of $300,000 resulted in the recording of a $305,000 reduction in actuarial losses, recorded in other comprehensive loss, a $90,000 reduction in intangible assets and a net $12,000 reduction in executive compensation charges included in the accompanying consolidated statement of operations.

The Company also agreed to purchase from the former executive officer 118,480 shares of AirT common stock held by him (representing approximately 4.3% of the outstanding shares of common stock at December 31, 2003) for $4.54 per share (80% of the January 5, 2004 closing price). The stock repurchase will take place in three installments over a one-year period, starting January 12, 2004, and will total approximately $538,000. The repurchase of the former executive's stock will be recorded in the period that the repurchase occurs as treasury stock transactions. All installment payments required to be made on January 12, 2004, have been made.

Seasonality

Global's business has historically been highly seasonal. Due to the nature of its product line, the bulk of Global's revenues and earnings have typically occurred during the second and third fiscal quarters in anticipation of the winter season, and comparatively little has occurred during the first and fourth fiscal quarters. The Company has continued its efforts to reduce Global's seasonal fluctuation in revenues and earnings by broadening its product line to increase revenues and earnings in the first and fourth fiscal quarters. In June 1999, Global was awarded a four-year contract to supply deicing equipment to the United States Air Force, and in June 2003 Global was awarded a three-year extension on the contract. In January 2001 and March 2003 Global received two large scale, fixed-stand deicer contracts, which the Company believes contributed to management's plan to reduce seasonal fluctuation in revenues during fiscal 2002 and 2004. However, as these contracts are completed, seasonal trends for Global's business may resume. The remainder of the Company's business is not materially seasonal.

Fiscal 2004 vs. 2003

Consolidated revenue from continuing operations increased $13,125,000 (30.6%) to $55,997,000 for the fiscal year ended March 31, 2004 compared to the prior fiscal year. The increase in 2004 revenue primarily resulted from an increase in Global revenue of $6,856,000 (52.9%) to $19,829,000, combined with a $6,269,000 (21.0%) increase in air cargo revenue to $36,168,000 in fiscal 2004, as described in the Overview section.

Operating expenses from continuing operations increased $10,352,000 (24.5%) to $52,595,000 for fiscal 2004 compared to fiscal 2003. The net increase in operating expenses consisted of the following changes: cost of flight operations increased $1,033,000 (7.2%) as a result of customer schedule changes and route expansion which increased pilot cost and costs associated with pilot travel, and increases in landing fees; maintenance expenses increased $3,534,000 (34.2%) primarily as a result of increases associated with additional maintenance personnel and the cost of travel, contract service cost, and cost of parts and supplies related to customer fleet modernization and route expansion; ground equipment costs increased $4,679,000 (46.2%), as a result of higher cost of parts and labor associated with increased sales at Global; depreciation and amortization decreased $69,000 (11.0%) as a result of purchases of capital assets; general and administrative expense increased $1,174,000 (17.5%) primarily as a result of increased profit sharing accruals, settlement of an executive employment contract (as discussed above), staffing, facilities cost and professional fees.

On a continuing operations segment basis, significant impacts on the Company's operating results comparing the fiscal year ended March 31, 2004 to its prior fiscal year resulted from changes in both the ground equipment and air cargo sectors. In the fiscal year ended March 31, 2004, Global had operating income of $2,040,000 compared to prior period income of $205,000. Several factors contributed to the increases in Global's operating results. Global's current fiscal year operating income increased compared to its prior fiscal year primarily due to progress on a large-scale airport contract, higher sales volume due to increased delivery of units on its U.S. Air Force contract and a 22.2% increase in increased commercial equipment orders. Unless replaced by an additional large-scale airport contract or increased commercial equipment orders, the pending completion of Global's current large-scale airport contract would result in decreased revenues in fiscal 2005. Operating income for the Company's overnight air cargo operations was $3,989,000 in the fiscal year ended March 31, 2004, an increase of 52.2% from $2,621,000 in the prior fiscal year. The increase primarily resulted from increased levels of aircraft maintenance revenue and administrative fees related to the customer's ATR aircraft fleet modernization program and route expansion, which is expected to continue through fiscal 2005, as, described in the Overview section.

Non-operating income increased a net $109,000 due to current year gain on sale of marketable securities and decreased interest expense as a result of the pay-down of approximately $2,198,000 in debt from the proceeds from the sale of MAS assets and increased cash flow from operations.

Provision for income taxes increased $1,085,000 (391.4%) primarily due to increased earnings. The provision for income taxes for the fiscal years ended March 31, 2004, 2003 and 2002 were different from the Federal statutory rates primarily due to state tax provisions.

Fiscal 2003 vs. 2002

Consolidated revenue from continuing operations decreased $16,731,000 (28.1%) to $42,872,000 for the fiscal year ended March 31, 2003 compared to the prior fiscal year. The decrease in 2003 revenue primarily resulted from a decrease in Global revenue of $17,372,000 (57.3%) to $12,973,000, associated with the completion of a large-scale airport contract and decreased deicer orders partially offset by a $641,000 (2.2%) increase in air cargo revenue to $29,899,000 related to increased maintenance billings in fiscal 2003.

The business of Global has been adversely affected by reduced orders from commercial airlines and aviation related companies, due principally to the continued severe downturn in the commercial aviation industry, which started in early 2001 and significantly increased after September 11, 2001. Although this business also derives a significant portion of its revenue from sale of products for military applications, certain military programs that use the Company's products were not fully funded in 2003.

Operating expenses from continuing operations decreased $13,915,000 (24.8%) to $42,243,000 for fiscal 2003 compared to fiscal 2002. The net decrease in operating expenses consisted of the following changes: cost of flight operations increased $15,000 (0.1%) as a result of decreases in personnel cost and costs associated with pilot travel partially offset by increases in fuel and landing fees; maintenance expenses increased $350,000 (3.5%) primarily as a result of increases associated with contract service costs, partially offset by decreases in contract services related to the operations of MAC; ground equipment costs decreased $13,366,000 (56.9%), as a result of decreased sales at Global; depreciation and amortization increased $54,000 (9.4%) as a result of purchases of certain assets; general and administrative expense decrease of $968,000

(12.6%) primarily as a result of decreased profit sharing expense, staffing, contract labor, rent and related facilities cost, partially offset by increases in professional fees.

On a continuing operations segment basis, the most significant impact on the Company's operating results comparing the fiscal year ended March 31, 2003 to the prior period resulted from changes in the ground equipment operation at Global. In the fiscal year ended March 31, 2003, Global had operating income of $205,000 compared to prior period income of $3,335,000. Several factors contributed to the changes in Global's operating results. Global's 2003 fiscal year operating income decreased compared to its prior fiscal year primarily due to completion of a large scale airport contract, lower sales volume on its U.S. Air Force contract and declines in commercial equipment orders. Operating income for the Company's overnight air cargo operations was $2,621,000 in the fiscal year ended March 31, 2003, an increase of 18.3% from $2,216,000 in the prior fiscal year. The majority of the increase resulted from increased levels of aircraft maintenance revenue.

Non-operating expense decreased a net $160,000 due to decreased current year interest expense related to decreased borrowing on the Company's line of credit, partially offset by an other than temporary impairment charge on marketable securities totaling $161,000.

Provision for income taxes decreased $1,006,000 (78.4%) primarily due to decreased earnings at Global. The provision for income taxes for the fiscal years ended March 31, 2003, 2002 and 2001 were different from the Federal statutory rates primarily due to state tax provisions and a reduction in the Company's excise tax accrual due to a favorable tax ruling.

Liquidity and Capital Resources

As of March 31, 2004 the Company's working capital amounted to $8,328,000, a decrease of $1,186,000 compared to March 31, 2003. The net decrease primarily resulted from a $1,137,000 decrease in accounts receivable due to increased collections, a $1,950,000 decrease in assets held for sale associated with the discontinued operations of MAS, partially offset by an $1,154,000 decrease in accounts payable, resulting from increased cash flow from operations.

On August 31, 2003 the Company amended its $7,000,000 secured bank financing line to extend its expiration date to August 31, 2005. During fiscal 2004, the Company reduced the line of credit balance by $2,197,880 primarily with proceeds from the sale of MAS.

The credit facility contains customary events of default, a subjective clause and restrictive covenants that, among other matters, require the Company to maintain certain financial ratios. There is no requirement for the Company to maintain a lock-box arrangement under this agreement. Under the provisions of the revolving credit line, the sale of MAS, as described in Note 10 of notes to consolidated financial statements, would be considered an event of default. However, the Company has obtained a waiver under the revolving credit line for the sale of MAS. As of March 31, 2004, the Company was in compliance with all of the restrictive covenants under the revolving credit line.

The amount of credit available to the Company under the agreement at any given time is determined by an availability calculation, based on the eligible borrowing base, as defined in the credit agreement, which includes the Company's outstanding receivables, inventories and equipment, with certain exclusions. The credit facility is secured by substantially all of the Company's assets. At March 31, 2004 and 2003, the amounts outstanding against the line were $132,000 and $2,217,000, respectively. At March 31, 2004, an additional $3,175,000 was available under the terms of the credit facility. The Company has classified the $132,000 outstanding balance on its credit line as of March 31, 2004 as long-term to reflect the terms included under the amendment signed on August 31, 2003.

Amounts advanced under the credit facility bear interest at the 30-day "LIBOR" rate plus 137 basis points. The LIBOR rate at March 31, 2004 was 1.10%.

The following table of material contractual commitments at March 31, 2004 summarizes the effect these obligations are expected to have on the Company's cash flow in the future periods, which includes the Company's obligation to purchase shares of its Common Stock from its former executive officer, as discussed above.

Contractual Obligation	Total	Less than 1 year	1 - 3 Years	3 - 5 Years	More than 5 years
Long-term bank debt	$ 132,000	$ -	$ 132,000	$ -	$ -
Operating leases	2,280,000	705,000	1,314,000	261,000	-
Capital leases	97,000	38,000	52,000	7,000	-
Purchase obligations	359,000	359,000	-	-	-
Deferred retirement obligation	225,000	75,000	150,000	-	-
Total	$ 3,093,000	$ 1,177,000	$ 1,648,000	$ 268,000	$ -

The respective years ended March 31, 2004, 2003 and 2002 resulted in the following changes in cash flow: operating activities provided $2,205,000, $2,366,000 and $2,946,000 respectively in fiscal 2004, 2003 and 2002. Investing activities provided $652,000 in fiscal 2004 and used $327,000 and $713,000, respectively, in fiscal 2003 and 2002 and financing activities used $2,477,000, $1,991,000 and $2,300,000 respectively, in fiscal 2004, 2003 and 2002. Net cash increased $380,000, $48,000 in fiscal 2004 and 2003, respectively, and decreased $66,000 in fiscal 2002.

Cash provided by operating activities was $160,000 less for the year ended March 31, 2004, compared to fiscal 2003 principally due to increased inventory associated with equipment production and decreased accounts payable associated with, increased cash flow, partially offset by fiscal 2004 increases in earnings from continuing operations of $1,797,000 and decreased accounts receivable associated with increased collections efforts. Cash used in investing activities for the year ended March 31, 2004 was approximately $979,000 less than fiscal 2003, principally due to proceeds from sale of assets associated with discontinued operations of $1,550,000, offset by increased capital expenditures relating to the $1,000,000 purchase of an airplane. Cash used in financing activities was $486,000 more in fiscal 2004 compared to fiscal 2003 principally due to increased repayment of borrowings under the line of credit, and no payment of dividends in the current year.

During the fiscal year ended March 31, 2004 the Company repurchased 39,493 of its common stock for $179,427, as described above.

There are currently no commitments for significant capital expenditures. The Company's Board of Directors, on August 7, 1997, adopted the policy to pay an annual cash dividend in the first quarter of each fiscal year, in an amount to be determined by the board. On May 27, 2003, the Company declared that, due to losses sustained in fiscal 2003, no common share dividend would be paid in fiscal 2004. On May 4, 2004, the Company declared a $0.20 per share cash dividend, to be paid on June 25, 2004 to shareholders of record June 11, 2004.

Derivative Financial Instruments

As required by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value.

The Company is exposed to market risk, such as changes in interest rates. To manage the volatility relating to interest rate risk, the Company may enter into interest rate hedging arrangements from time to time. The Company does not utilize derivative financial instruments for trading or speculative purposes.

In May 2001, the Company entered into two interest rate swaps with notional amounts of $2.4 million, and $2 million respectively. These agreements were originally entered into at respective interest rates of 6.97% and 6.5%. On July 31, 2002 the Company elected to unwind its $2,000,000 (6.5%) revolving credit line swap in consideration for $58,750, the fair-market-value termination fee as of that date. On October 30, 2003, the Company terminated its remaining credit line swap for $97,500, the fair-market-value termination fee as of that date, the $75,000 balance included in accumulated other comprehensive income (loss) as of March 31, 2004 will be ratably amortized into interest expense over the remaining term of the Company's credit line.

The Company does not hold or issue derivative financial instruments for trading purposes. As of March 31, 2004 the Company had no derivative financial instruments outstanding. The Company is exposed to changes in interest rates on certain portions of its line of credit, which bears interest based on the 30-day LIBOR rate plus 137 basis points. If the LIBOR interest rate had been increased by one percentage point, based on the balance of the line of credit at March 31, 2004, annual interest expense would have increased by approximately $1,300.

Deferred Retirement Obligation

Contractual death benefits for the Company's former Chairman and Chief Executive Officer who passed away on April 18, 1997 are payable by the Company in the amount of $75,000 per year for 10 years. As of March 31, 2004 $74,000 has been reflected as current liability and $152,000 has been reflected as long-term liability associated with this death benefit.

Off-Balance Sheet Arrangements

The Company defines an off-balance sheet arrangement as any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity, or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging, or research and development arrangements with the company.

The Company is not currently engaged in the use of any of the arrangements defined above.

Impact of Inflation

The Company believes that, due to the currently low levels of inflation, the impact of inflation and changing prices on its revenues and net earnings will not have a material effect on its manufacturing operations, because increased costs can be passed on to its customers, or on its air cargo business since the major cost components of its operations, consisting principally of fuel, crew and other direct operating costs, and certain maintenance costs are reimbursed, without markup, under current contract terms. Significant increases in inflation rates could, however, have a material impact on future revenue and operating income.

Forward Looking Statements

Certain statements in this Report, including those contained in "Outlook," are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the Company's financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements include those preceded by, followed by or that include the words "believes", "pending", "future", "expects," "anticipates," "estimates," "depends" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements, because of, among other things, potential risks and uncertainties, such as:

- Economic conditions in the Company's markets;
- The continuing impact of the events of September 11, 2001, or any subsequent terrorist activities on United States soil or abroad;
- The Company's ability to manage its cost structure for operating expenses, or unanticipated capital requirements, and match them to shifting customer service requirements and production volume levels;
- Market acceptance of the Company's new commercial and military equipment and services;

- Competition from other providers of similar equipment and services;
- Changes in government regulation and technology;
- Mild winter weather conditions reducing the demand for deicing equipment.

A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Recent Accounting Pronouncements

The FASB has issued SFAS No. 143, "Accounting for Asset Retirement Obligations" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 was adopted by the Company in fiscal 2004 and did not have a material effect on the Company's financial position and results of operations. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and amends Accounting Principles Bulletin (APB) No. 30 "Reporting the Results of Operations-Discontinued Events and Extraordinary Items". Along with establishing a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale, this standard retains the basic provisions of APB No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity. SFAS No. 144 is effective for fiscal 2003. The effect of the adoption of SFAS No. 144 on management's plan to discontinue the operations of MAS is reflected in the Company's consolidated statements of financial position and results of operations and is detailed in Note 10 Discontinued Operations.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this Interpretation are currently effective and did not affect the Company's financial position and results of operations. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has evaluated all of its guarantees under the provisions of FIN 45 and does not believe the effect of its adoption on its financial position and results of operations will be material.

The Company warranties its ground equipment products for up to a two-year period from date of sale. Product warranty reserves are recorded at time of sale based on the historical average warranty cost and are adjusted as actual warranty cost becomes known. As of March 31, 2004 the Company's warranty reserve amounted to $147,000.

Product warranty reserve activity during fiscal 2004 and fiscal 2003 is as follows:

Balance at 3/31/02	119,000
Additions to reserve	199,000
Use of reserve	(202,000)
Balance at 3/31/03	116,000
Additions to reserve	217,000
Use of reserve	(186,000)
Balance at 3/31/04	$ 147,000

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Because the Company has elected to continue to account for its stock-based compensation under the provisions of Accounting Principles bulletin No. 25, SFAS No. 148 has no impact on the Company's consolidated statement of operations for 2004. However, the disclosure provisions of SFAS No. 148 are reflected in the accompanying notes to the Company's consolidated financial statements.

In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities" which requires the primary beneficiary of a variable interest entity's activities to consolidate the variable interest entity. In December 2003, the FASB issued FIN 46 (Revised December 2003) (FIN 46R), "Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51," which supercedes and amends certain provisions of FIN 46. While FIN 46R retains many of the concepts and provisions of FIN 46, it also provides additional guidance related to the application of FIN 46 and certain additional scope exceptions, and incorporates several FASB Staff Positions issued related to the application of FIN 46. The provisions of FIN 46 are immediately applicable to variable interest entities created, or interests in variable interest entities obtained, after January 31, 2003 and the provisions of FIN 46R are required to be applied to such entities, except for special purpose entities, by the end of the first reporting period ending after March 15, 2004 (March 31, 2004 for the Company). For variable interest entities created, or interests in variable interest entities obtained, on or before January 31, 2003, FIN 46 or FIN 46R was required to be applied to special-purpose entities by the end of the first reporting period ending after December 15, 2003 (December 31, 2003 for the Company), and was required to be applied to all other non-special purpose entities by the end of the first reporting period ending after March 15, 2004 (March 31, 2004 for the Company). Adoption of FIN 46 did not have an impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 is effective for the Company July 1, 2003, although the FASB has recently proposed that implementation of certain provisions of SFAS No. 150 be postponed indefinitely. The Company has determined that the adoption of SFAS No. 150 did not have an impact on the financial position or results of operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Air T, Inc.
Maiden, North Carolina

We have audited the accompanying consolidated balance sheets of Air T, Inc. and subsidiaries (the "Company") as of March 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche LLP
Charlotte, North Carolina
June 21, 2004

Consolidated Statements of Operations

Air T, Inc. and Subsidiaries

	Year Ended March 31, 2004	2003	2002
Operating Revenues (Note 11):			
Overnight air cargo	$ 36,168,096	$ 29,898,840	$ 29,258,086
Ground equipment	19,828,749	12,972,887	30,344,889
	55,996,845	42,871,727	59,602,975
Operating Expenses:			
Flight - air cargo	15,465,662	14,432,941	14,418,205
Maintenance - air cargo	13,863,329	10,328,867	9,978,664
Ground equipment	14,805,098	10,126,022	23,491,805
General and administrative (Note 7)	7,903,173	6,728,795	7,697,010
Depreciation and amortization	557,551	626,582	572,621
	52,594,813	42,243,207	56,158,305
Operating Income	3,402,032	628,520	3,444,670
Non-operating Expense (Income):			
Interest	(41,438)	(30,728)	288,761
Deferred retirement expense (Note 13)	21,000	21,000	88,078
Investment income	(69,421)	(90,003)	(115,562)
Other	(34,247)	84,636	(115,942)
	(124,106)	(15,095)	145,335
Earnings From Continuing Operations Before Income Taxes	3,526,138	643,615	3,299,335
Income Taxes (Note 12)	1,362,306	277,249	1,282,827
Earnings From Continuing Operations	2,163,832	366,366	2,016,508
Loss From Discontinued Operations, net of income taxes (Note 10)	(425,970)	(1,590,577)	(738,009)
Net (Loss) Earnings	$ 1,737,862	$ (1,224,211)	$ 1,278,499
Basic Earnings (Loss) Per Share (Note 14):			
Continuing Operations	$ 0.80	$ 0.13	$ 0.74
Discontinued Operations	$ (0.16)	$ (0.58)	$ (0.27)
Total Basic Net Earnings (Loss) Per Share	$ 0.64	$ (0.45)	$ 0.47
Diluted Earnings (Loss) Per Share (Note 14):			
Continuing Operations	$ 0.80	$ 0.13	$ 0.72
Discontinued Operations	$ (0.16)	$ (0.58)	$ (0.26)
Total Diluted Net (Loss) Earnings Per Share	$ 0.64	$ (0.45)	$ 0.46
Weighted Average Share Outstanding			
Basic	2,716,447	2,726,320	2,716,823
Diluted	2,727,919	2,726,320	2,788,700

See notes to consolidated financial statements.

Consolidated Balance Sheets

Air T, Inc. and Subsidiaries

	March 31,	
	2004	2003
ASSETS (Note 6)		
Current Assets:		
Cash and cash equivalents	**$ 459,449**	$ 79,715
Marketable securities (Note 2)	**849,018**	1,057,042
Accounts receivable, less allowance for doubtful accounts of $367,505 in 2004 and 449,358 in 2003	**5,094,849**	6,150,108
Notes and other non-trade receivables-current	**146,137**	17,573
Assets held for sale (Note 10)	**-**	1,950,000
Inventories (Note 3 and Note 10)	**6,460,072**	6,275,288
Deferred tax asset (Note 12)	**1,254,870**	1,036,998
Prepaid expenses and other	**151,879**	129,029
Total Current Assets	**14,416,274**	16,695,753
Property and Equipment (Note10):		
Furniture, fixtures and improvements	**5,802,939**	5,609,003
Flight equipment and rotables inventory	**2,573,431**	1,483,029
	8,376,370	7,092,032
Less accumulated depreciation	**(5,105,802)**	(4,788,779)
Property and equipment, net	**3,270,568**	2,303,253
Deferred Tax Asset (Note 12)	**288,920**	1,096,883
Intangible Pension Asset (Note 13)	**79,695**	219,862
Other Assets	**54,635**	61,447
Cash surrender value of life insurance policies	**1,059,862**	879,032
Notes and other non-trade receivables-long-term	**403,584**	71,463
Total Assets	**$ 19,573,538**	$ 21,327,693

See notes to consolidated financial statements.

	March 31, 2004	March 31, 2003
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 3,540,350**	$ 4,436,291
Accrued expenses (Note 5)	**2,200,209**	1,691,341
Billings in excess of costs and estimated earnings on uncompleted contracts (Note 4)	**80,129**	760,979
Income taxes payable (Note 12)	**172,359**	180,278
Current portion of long-term obligations (Notes 7 & 13)	**94,807**	113,130
Total Current Liabilities	**6,087,854**	7,182,019
Capital Lease Obligations (less current portion) (Note 7)	**52,659**	50,070
Long-term Debt (Note 6)	**131,864**	2,345,910
Deferred Retirement Obligations (less current portion) (Note 13)	**1,624,361**	2,138,712
Stockholders' Equity (Note 9):		
Preferred stock, $1 par value, authorized 50,000 shares, none issued	-	-
Common stock, par value $0.25; authorized 4,000,000 shares 2,686,827 and 2,726,320 shares issued and outstanding in 2004 and 2003, respectively	**671,706**	681,580
Additional paid in capital	**6,834,279**	6,863,898
Retained earnings	**4,127,484**	2,529,556
Accumulated other comprehensive income (loss), net	**43,331**	(464,052)
Total Stockholders' Equity	**11,676,800**	9,610,982
Total Liabilities and Stockholders' Equity	**$ 19,573,538**	$ 21,327,693

Consolidated Statements of Cash Flows

Air T, Inc. and Subsidiaries

	Year Ended March 31, 2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings (loss)	$ **1,737,862**	$ (1,224,211)	$ 1,278,499
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Change in accounts receivable and inventory reserves	**248,801**	(432,187)	616,049
Depreciation and amortization	**557,551**	797,778	722,058
Deferred tax provision (benefit)	**590,091**	(838,030)	(283,805)
Other-than-temporary impairment charge on securities	-	161,000	-
Periodic pension cost	**266,802**	276,283	253,609
Asset impairment charge on discontinued operations	-	1,655,895	-
Changes in assets and liabilities which provided (used) cash:			
Accounts receivable	**1,137,112**	(339,476)	4,983,300
Notes receivable	**(4,036)**	(17,467)	(61,469)
Inventories	**(784,773)**	1,195,955	291,324
Prepaid expenses and other	**(192,258)**	(69,489)	58,495
Accounts payable	**(1,153,568)**	892,723	(5,336,060)
Accrued expenses	**490,545**	(279,040)	356,793
Billings in excess of costs and estimated earnings on uncompleted contracts	**(680,850)**	760,979	-
Income taxes payable	**(7,919)**	(174,917)	67,349
Total adjustments	**467,498**	3,590,007	1,667,643
Net cash provided by operating activities	**2,205,360**	2,365,796	2,946,142
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of fixed assets of discontinued operations	**1,550,000**	140,000	50,000
Proceeds from sale of marketable securities	**362,500**	-	13,496
Capital expenditures	**(1,260,819)**	(466,867)	(776,097)
Net cash provided by (used in) investing activities	**651,681**	(326,867)	(712,601)
CASH FLOWS FROM FINANCING ACTIVITIES:			
New repayments on line of credit	**(2,197,880)**	(1,370,630)	(1,479,100)
Repayment of term loan	-	(300,000)	(450,000)
Payment of cash dividend	-	(325,854)	(405,520)
Repurchase of common stock	**(179,427)**	-	(42,785)
Executive pension payment	**(100,000)**	-	-
Proceeds from exercise of stock options	-	5,500	77,835
Net cash used in financing activities	**(2,477,307)**	(1,990,984)	(2,299,570)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**379,734**	47,945	(66,029)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**79,715**	31,770	97,799
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ **459,449**	$ 79,715	$ 31,770
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:			
Note receivable from sale of assets-discontinued operations	$ **334,523**	$ -	$ -
Capital leases entered into during fiscal year	**51,361**	-	24,581
Settlement installments due former executive officer	**200,000**	-	-
Increase in fair value of marketable securities	**159,086**	-	-
Change in fair value of deravitives	**64,936**	21,276	119,690
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the period for:			
Interest	$ **109,050**	$ 368,670	$ 609,912
Income taxes	**515,418**	274,587	1,039,595

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Air T, Inc. and Subsidiaries

	Common Stock (Note 9)		Additional Paid-In	Retained	Accumulated Other Comprehensive	Total Stockholders
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
Balance, March 31, 2001	2,705,153	$ 676,288	$ 6,828,640	$ 3,206,642	$ (541,255)	$ 10,170,315
Comprehensive Income:						
Net earnings				1,278,499		
Other Comprehensive Income (Loss):						
Unrealized gain on securities					119,690	
Pension liability adjustment					20,691	
Change in fair value of derivatives					(119,000)	
Total Comprehensive Income						1,299,880
Repurchase and retirement of common stock	(13,500)	(3,375)	(39,410)	-	-	(42,785)
Exercise of stock options	32,667	8,167	69,668			77,835
Cash dividend ($0.15 per share)	-	-	-	(405,520)	-	(405,520)
Balance, March 31, 2002	2,724,320	681,080	6,858,898	4,079,621	(519,874)	11,099,725
Comprehensive Income:						
Net earnings				(1,224,211)		
Other Comprehensive Income (Loss):						
Other than temporary impairment charges on securities					161,000	
Unrealized gain on securities					74,098	
Pension liability adjustment					(158,000)	
Change in fair value of derivatives					(21,276)	
Total Comprehensive Loss						(1,168,389)
Exercise of stock options	2,000	500	5,000			5,500
Cash dividend ($0.15 per share)	-	-	-	(325,854)	-	(325,854)
Balance, March 31, 2003	2,726,320	681,580	6,863,898	2,529,556	(464,052)	9,610,982
Comprehensive Income:						
Net earnings				1,737,862		
Other Comprehensive Income (Loss):						
Unrealized gain on securities					159,086	
Pension liability adjustment					283,361	
Change in fair value of derivatives					64,936	
Total Comprehensive Loss						2,245,245
Exercise of stock options	(39,493)	(9,874)	(29,619)	(139,934)		(179,427)
Cash Dividend ($0.12 per share)	-	-	-	-	-	-
Balance, March 31, 2004	**2,686,827**	**$ 671,706**	**$ 6,834,279**	**$ 4,127,484**	**$ 43,331**	**$ 11,676,800**

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activities – Air T, Inc. (the Company), through its operating subsidiaries, is an air cargo carrier specializing in the overnight delivery of small package air freight and a manufacturer of aircraft ground service equipment. In the fourth quarter of fiscal 2003, management committed to a plan to discontinue the operations of the aviation services sector of its business. The Company finalized the sale of certain assets of this business and discontinued its aviation services operations in fiscal 2004. See Note 10 "Discontinued Operations".

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Mountain Air Cargo, Inc., CSA Air, Inc., MAC Aviation Services, LLC (MACAS), formerly known as Mountain Aircraft Services, LLC (MAS) and Global Ground Support, LLC (Global). All significant intercompany transactions and balances have been eliminated.

Concentration of Credit Risk – The Company's potential exposure to concentrations of credit risk consists of trade accounts and notes receivable. Accounts receivable are normally due within 30 days and the Company performs periodic credit evaluations of its customers' financial condition. Notes receivable payments are normally due monthly.

Substantially all of the Company's customers are concentrated in the aviation industry and revenue can be materially affected by current economic conditions and the price of certain supplies such as fuel, the cost of which is passed through to the customer. The Company has customer concentrations in two areas of operations, air cargo which provides service to one major customer and ground support equipment which provides equipment and services to approximately 90 customers, one of which is considered a major customer. The loss of a major customer would have a material impact on the Company's results of operations. See Note 11. "Revenues From Major Customer."

Cash Equivalents – Cash equivalents consist of liquid investments with maturities of three months or less when purchased.

Marketable Securities – Marketable securities consists primarily of investments in mutual funds and preferred stocks. The Company has classified marketable securities as available-for-sale and they are carried at fair value in the accompanying consolidated balance sheets. Unrealized gains and losses on such securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income (loss) until realized. Realized gains and losses on marketable securities are determined by calculating the difference between the basis of each specifically identified marketable security sold and its sales price.

Inventories – Inventories related to the Company's manufacturing operations are carried at the lower of cost (first in, first out) or market. Aviation parts and supplies inventories are carried at the lower of average cost or market. Consistent with industry practice, the Company includes aircraft parts and supplies in current assets, although a certain portion of these inventories may not be used or sold within one year.

Property and Equipment – Property and equipment is stated at cost or, in the case of equipment under capital leases, the present value of future lease payments. Rotables inventory represents aircraft parts, which are repairable, capitalized and depreciated over their estimated useful lives. Depreciation and amortization are provided on a straight-line basis over the shorter of the asset's service life or related lease term, as follows:

Flight equipment and intellectual property	7 years
Other equipment and furniture	3 to 7 years

Revenue Recognition – Cargo revenue is recognized upon completion of contract terms and maintenance revenue is recognized when the service has been performed. Revenue from product sales is recognized when contract terms are completed and title has passed to customers. Revenues from overhaul contracts on customer owned parts and long term fixed price construction projects are recognized on the percentage-of-completion method, in accordance with AICPA Statement of Position No. 81-1, "Accounting for Performance of Construction Type and Certain

Production Type Contracts." Revenues for contracts under percentage of completion are measured by the percentage of cost incurred to date to estimated total cost for each contract or workorder. Contract costs include all direct material and labor costs and overhead costs related to contract performance. Unanticipated changes in job performance, job conditions and estimated profitability may result in revisions to costs and income, and are recognized in the period in which the revisions are determined. Such contracts generally have a customer retainage provision. Except for a construction contract at Global, which is billed on a progress billing basis, the Company generally bills its customer at the time of completion of the contract or workorder.

Operating Expenses Reimbursed by Customer – The Company, under the terms of its air cargo dry-lease service contracts, passes through to its major customer certain cost components of its operations without markup. The cost of flight crews, fuel, landing fees, outside maintenance and certain other direct operating costs are included in operating expenses and billed to the customer, at cost, and included in overnight air cargo revenue on the accompanying statements of operations.

Stock Based Compensation – The Company measures employee stock compensation plans using the intrinsic value method with pro-forma disclosure of net earnings and earnings per share determined as if the fair value based method had been applied in measuring compensation cost.

As the Company uses the intrinsic value method, and all stock-based compensation has an exercise price equal to the market price at the date of grant, no compensation cost has been included in the accompanying financial statements. The following table sets forth compensation costs net of taxes, and proforma net income (loss) if compensation cost for the Company's stock-based compensation awards had been recorded at the grant dates based on the fair market value method described in FASB Statement No. 123, "Accounting for Stock-Based Compensation":

Stock based compensation	2004	2003	2002
Net income as reported	$ 1,738,000	(1,224,000)	1,278,000
Compensation costs, net of taxes	$ -	-	46,000
Proforma net income	$ 1,738,000	(1,224,000)	1,232,000
Proforma net income per diluted share	$ 0.64	(0.45)	0.44

Financial Instruments – The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, notes receivable, accrued expenses, and long-term debt approximate their fair value at March 31, 2004 and 2003 because of their relatively short maturity or their variable interest nature.

Income Taxes – Deferred income taxes are provided for temporary differences between the tax and financial accounting bases of assets and liabilities using the asset and liability method. Deferred income taxes are recognized for the tax consequence of such temporary differences at the enacted tax rate expected to be in effect when the differences reverse.

Accounting Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, inventory reserves, intangible pension asset, deferred retirement obligations, revenue recognized under the percentage of completion method and valuation of long-lived assets.

Derivative Financial Instruments – As required by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the Company recognizes all derivatives as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value.

The Company is exposed to market risk, such as changes in interest rates. To manage the volatility relating to interest rate risk, the Company may enter into interest rate hedging arrangements from time to time. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Recent Accounting Pronouncements – The FASB has issued SFAS No. 143, "Accounting for Asset Retirement Obligations" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 was adopted by the Company in fiscal 2004 and did not have a material effect on the Company's financial position and results of operations.

SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and amends Accounting Principles Bulletin (APB) No. 30 "Reporting the Results of Operations-Discontinued Events and Extraordinary Items". Along with establishing a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale, this standard retains the basic provisions of APB No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity. SFAS No. 144 is effective for fiscal 2003. The effect of the adoption of SFAS No. 144 on management's plan to discontinue the operations of MAS is reflected in the Company's consolidated statements of financial position and results of operations and is detailed in Note 10 Discontinued Operations.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this Interpretation are currently effective and did not affect the Company's financial position and results of operations. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has evaluated all of its guarantees under the provisions of FIN 45 and does not believe the effect of its adoption on its financial position and results of operations was not material.

The Company warranties its ground equipment products for up to a two-year period from date of sale. Product warranty reserves are recorded at time of sale based on the historical average warranty cost and are adjusted as actual warranty cost becomes known. As of March 31, 2004 the Company's warranty reserve amounted to $147,000.

Product warranty reserve activity during fiscal 2004 and fiscal 2003 is as follows:

Balance at 3/31/02	$ 119,000
Additions to reserve	199,000
Use of reserve	(202,000)
Balance at 3/31/03	116,000
Additions to reserve	217,000
Use of reserve	(186,000)
Balance at 3/31/04	$ 147,000

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Because the Company has elected to continue to account for its stock-based compensation under the provisions of Accounting Principles bulletin No. 25, SFAS No. 148 has no impact on the Company's consolidated statement of operations for 2004. However, the disclosure provisions of SFAS No. 148 are reflected in the accompanying notes to the Company's consolidated financial statements.

In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities" which requires the primary beneficiary of a variable interest entity's activities to consolidate the variable interest entity. In December 2003, the FASB issued FIN 46 (Revised December 2003) (FIN 46R), "Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51," which supercedes and amends certain provisions of FIN 46. While FIN 46R retains many of the concepts and provisions of FIN 46, it also provides additional guidance related to the application of FIN 46 and certain additional scope exceptions, and incorporates several FASB Staff Positions issued related to the application of FIN 46. The provisions of FIN 46 are immediately applicable to variable interest entities created, or interests in variable interest entities obtained, after January 31, 2003 and the provisions of FIN 46R are required to be applied to such entities, except for special purpose entities, by the end of the first reporting period ending after March 15, 2004 (March 31, 2004 for the Company). For variable interest entities created, or interests in variable interest entities obtained, on or before January 31, 2003, FIN 46 or FIN 46R was required to be applied to special-purpose entities by the end of the first reporting period ending after December 15, 2003 (December 31, 2003 for the Company), and was required to be applied to all other non-special purpose entities by the end of the first reporting period ending after March 15, 2004 (March 31, 2004 for the Company). Adoption of FIN 46 did not have an impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 is effective for the Company July 1, 2003, although the FASB has recently proposed that implementation of certain provisions of SFAS No. 150 be postponed indefinitely. The Company has determined that the adoption of SFAS No. 150 will not have an impact on the financial position or results of operations.

Reclassifications – Certain reclassifications have been made to 2003 and 2002 amounts to conform to the current year presentation.

2. MARKETABLE SECURITIES

Marketable securities consist of the following investment types:

	Fair Value at March 31,	
	2004	2003
Preferred stocks	$ -	$ 313,600
Mutual funds	849,018	743,442
Total	$ 849,018	$ 1,057,042

The Company did not realize any gains or losses on sales of marketable securities in fiscal 2004, 2003 or 2002. Unrealized gains reflected in other comprehensive income totaled $159,000, $74,000 and $120,000 in fiscal 2004, 2003 and 2002. As of March 31, 2004 $119,000 in unrealized gains and an unrealized loss of $40,000 for 2003 are included in accumulated other comprehensive income (loss).

An other-than-temporary impairment charge of $161,000 was recorded in the consolidated statement of operations in the year ended March 31, 2003.

	Capital Leases	Operating Leases
2005	$ 37,547	$ 705,476
2006	26,318	710,632
2007	13,203	386,399
2008	13,203	216,699
2009	6,602	261,147
Total minimum lease payments	96,873	$ 2,280,353
Less amount representing interest	13,728	
Present value of lease payments	83,145	
Less current maturities	30,486	
Long-term maturities	$ 52,659	

Rent expense for operating leases totaled approximately $704,000, $713,000, and $759,000 for fiscal 2004, 2003 and 2002, respectively, and includes amounts to related parties of $132,260 in fiscal 2004 and $109,860 in fiscal 2003 and 2002.

8. DERIVATIVE FINANCIAL INSTRUMENTS

In May 2001, the Company entered into two interest-rate swaps with notional amounts of $2.4 million, and $2 million respectively. These agreements were originally entered into at respective interest rates of 6.97% and 6.5%. On July 31, 2002 the Company elected to unwind its $2,000,000 (6.5%) revolving credit line swap in consideration for $58,750, the fair-market-value termination fee as of that date. On October 30, 2003, the Company terminated its remaining credit line swap for $97,500, the fair-market-value termination fee as of that date. The $75,000 balance included in accumulated other comprehensive income (loss) at March 31, 2004 will be ratably amortized into interest expense over the remaining term of the Company's credit line.

9. STOCKHOLDERS' EQUITY

The Company may issue up to 50,000 shares of preferred stock, in one or more series, on such terms and with such rights, preferences and limitations as determined by the Board of Directors. No preferred shares have been issued as of March 31, 2004.

The Company has granted options to purchase up to a total of 64,000 shares of common stock to certain Company employees and outside directors at prices of $3.19 and $6.38 per share. As of March 31, 2004, 301,000 shares remain available for issuance under future option grants. All options were granted at exercise prices which approximated the fair market value of the common stock on the date of grant. Options granted in fiscal 1998 and 2000 are fully vested and must be exercised within one to five years of the vesting date.

The following table summarizes information about stock options at March 31, 2004:

operations for 2004. However, the disclosure provisions of SFAS No. 148 are reflected in the accompanying notes to the Company's consolidated financial statements.

In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities" which requires the primary beneficiary of a variable interest entity's activities to consolidate the variable interest entity. In December 2003, the FASB issued FIN 46 (Revised December 2003) (FIN 46R), "Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51," which supercedes and amends certain provisions of FIN 46. While FIN 46R retains many of the concepts and provisions of FIN 46, it also provides additional guidance related to the application of FIN 46 and certain additional scope exceptions, and incorporates several FASB Staff Positions issued related to the application of FIN 46. The provisions of FIN 46 are immediately applicable to variable interest entities created, or interests in variable interest entities obtained, after January 31, 2003 and the provisions of FIN 46R are required to be applied to such entities, except for special purpose entities, by the end of the first reporting period ending after March 15, 2004 (March 31, 2004 for the Company). For variable interest entities created, or interests in variable interest entities obtained, on or before January 31, 2003, FIN 46 or FIN 46R was required to be applied to special-purpose entities by the end of the first reporting period ending after December 15, 2003 (December 31, 2003 for the Company), and was required to be applied to all other non-special purpose entities by the end of the first reporting period ending after March 15, 2004 (March 31, 2004 for the Company). Adoption of FIN 46 did not have an impact on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 is effective for the Company July 1, 2003, although the FASB has recently proposed that implementation of certain provisions of SFAS No. 150 be postponed indefinitely. The Company has determined that the adoption of SFAS No. 150 will not have an impact on the financial position or results of operations.

Reclassifications – Certain reclassifications have been made to 2003 and 2002 amounts to conform to the current year presentation.

2. MARKETABLE SECURITIES

Marketable securities consist of the following investment types:

	Fair Value at March 31,	
	2004	2003
Preferred stocks	$ -	$ 313,600
Mutual funds	849,018	743,442
Total	$ 849,018	$ 1,057,042

The Company did not realize any gains or losses on sales of marketable securities in fiscal 2004, 2003 or 2002. Unrealized gains reflected in other comprehensive income totaled $159,000, $74,000 and $120,000 in fiscal 2004, 2003 and 2002. As of March 31, 2004 $119,000 in unrealized gains and an unrealized loss of $40,000 for 2003 are included in accumulated other comprehensive income (loss).

An other-than-temporary impairment charge of $161,000 was recorded in the consolidated statement of operations in the year ended March 31, 2003.

3. INVENTORIES

Inventories consist of the following:

	March 31, 2004	March 31, 2003
Aircraft parts and supplies	**$ 1,892,916**	$ 2,088,315
Aircraft equipment manufacturing:		
Raw materials	**3,508,363**	2,595,448
Work in process	**1,563,259**	745,409
Finished goods	**920,149**	1,940,077
Total inventories	**7,884,687**	7,369,249
Reserves	**(1,424,615)**	(1,093,961)
Total, net of reserves	**$ 6,460,072**	$ 6,275,288

4. UNCOMPLETED CONTRACTS

Construction and overhaul contracts in process accounted for under the percentage of completion method are summarized as follows:

	March 31, 2004	March 31, 2003
Costs incurred and estimated on uncompleted contracts	**$ 2,860,483**	$ 803,605
Less billings to date	**2,940,612**	1,564,584
Billings in excess of costs and estimated earnings	**$ (80,129)**	$ (760,979)

5. ACCRUED EXPENSES

Accrued expenses consist of the following:

	March 31, 2004	March 31, 2003
Salaries, wages and related items	**$ 1,040,224**	$ 819,848
Profit sharing	**486,879**	81,000
Health insurance	**266,905**	305,834
Professional fees	**204,236**	223,922
Warranty reserves	**147,287**	116,000
Other	**54,678**	144,737
	$ 2,200,209	$ 1,691,341

6. FINANCING ARRANGEMENTS

On August 31, 2003 the Company amended its $7,000,000 secured bank financing line to extend its expiration date to August 31, 2005.

The credit facility contains customary events of default, a subjective clause and restrictive covenants that, among other matters, require the Company to maintain certain financial ratios. There is no requirement for the Company to maintain a lock-box arrangement under this agreement. Under the provisions of the revolving credit line, the sale of certain assets of its aviation services business as described in Note 10. would be considered an event of default. The Company has obtained a waiver for this covenant. As of March 31, 2004, the Company was in compliance with all of the restrictive covenants.

The amount of credit available to the Company under the agreement at any given time is determined by an availability calculation, based on the eligible borrowing base, as defined in the credit agreement, which includes the Company's outstanding receivables, inventories and equipment, with certain exclusions. The credit facility is secured by substantially all of the Company's assets.

Amounts advanced under the credit facility bear interest at the 30-day "LIBOR" rate plus 137 basis points. The LIBOR rate at March 31, 2004 was 1.11%. At March 31, 2004 and 2003, the amounts outstanding against the line were $132,000 and $2,217,000, respectively. At March 31, 2004, an additional $3,175,000 was available under the terms of the credit facility.

The Company has classified the $132,000 outstanding balance on its credit line as of March 31, 2004 as long-term to reflect the terms included under the amendment signed on August 31, 2003.

7. LEASE COMMITMENTS

The Company has operating lease commitments for office equipment and its office and maintenance facilities, as well as capital leases for certain office and other equipment. The Company leases its corporate offices from a company controlled by certain Company officers for $11,255 per month under two five-year leases which expire in May 2006.

In August 1996, the Company relocated certain portions of its maintenance operations to a new maintenance facility located at the Global TransPark in Kinston, N. C. Under the terms of the long-term facility lease, after an 18 month grace period (from date of occupancy), rent will escalate from $2.25 per square foot to $5.90 per square foot, per year, over the 21.5 year life of the lease. However, based on the occurrence of certain events related to the composition of aircraft fleet, the lease may be canceled by the Company. The Company currently considers the lease to be non-cancelable for eight and one-half years and has calculated rent expense on a straight-line basis over this portion of the lease term.

In August 1997 Global, located in Olathe, Kansas, leased approximately 57,000 square feet of manufacturing space for $17,030 per month, under a two-year operating lease. In September 1998, the lease was expanded to 112,500 square feet of manufacturing and office space for $35,903 per month and the term extended to August 2001. In April 2001 the lease was renewed through August 2006; monthly rental will increase over the life of the lease, based on increases in the Consumer Price Index.

At March 31, 2004, future minimum annual lease payments under capital and non-cancellable operating leases with initial or remaining terms of more than one year are as follows:

	Capital Leases	Operating Leases
2005	$ 37,547	$ 705,476
2006	26,318	710,632
2007	13,203	386,399
2008	13,203	216,699
2009	6,602	261,147
Total minimum lease payments	96,873	$ 2,280,353
Less amount representing interest	13,728	
Present value of lease payments	83,145	
Less current maturities	30,486	
Long-term maturities	$ 52,659	

Rent expense for operating leases totaled approximately $704,000, $713,000, and $759,000 for fiscal 2004, 2003 and 2002, respectively, and includes amounts to related parties of $132,260 in fiscal 2004 and $109,860 in fiscal 2003 and 2002.

8. DERIVATIVE FINANCIAL INSTRUMENTS

In May 2001, the Company entered into two interest-rate swaps with notional amounts of $2.4 million, and $2 million respectively. These agreements were originally entered into at respective interest rates of 6.97% and 6.5%. On July 31, 2002 the Company elected to unwind its $2,000,000 (6.5%) revolving credit line swap in consideration for $58,750, the fair-market-value termination fee as of that date. On October 30, 2003, the Company terminated its remaining credit line swap for $97,500, the fair-market-value termination fee as of that date. The $75,000 balance included in accumulated other comprehensive income (loss) at March 31, 2004 will be ratably amortized into interest expense over the remaining term of the Company's credit line.

9. STOCKHOLDERS' EQUITY

The Company may issue up to 50,000 shares of preferred stock, in one or more series, on such terms and with such rights, preferences and limitations as determined by the Board of Directors. No preferred shares have been issued as of March 31, 2004.

The Company has granted options to purchase up to a total of 64,000 shares of common stock to certain Company employees and outside directors at prices of $3.19 and $6.38 per share. As of March 31, 2004, 301,000 shares remain available for issuance under future option grants. All options were granted at exercise prices which approximated the fair market value of the common stock on the date of grant. Options granted in fiscal 1998 and 2000 are fully vested and must be exercised within one to five years of the vesting date.

The following table summarizes information about stock options at March 31, 2004:

	Options Outstanding				Options Exercisable	
Option Grant Date	Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
1/28/00	$ 3.19	59,000	0.8	$ 3.19	59,000	$ 3.19
8/13/98	6.38	5,000	4.4	6.38	5,000	6.38
		64,000	1.1	$ 3.44	64,000	$ 3.44

Option information is summarized as follows:

	Shares	Weighted Average Exercise Price Per Share
Outstanding March 31, 2001	259,200	$2.93
Exercised	(32,667)	2.75
Outstanding March 31, 2002	226,533	3.00
Exercised	(2,000)	2.75
Expired	(160,533)	2.83
Outstanding March 31, 2003	64,000	3.44
Exercised	-	-
Outstanding March 31, 2004	64,000	$3.44

The fair value of options granted in fiscal 2000 and 1998, was estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions listed below. No options were granted since fiscal 2000.

	2000	1998
Weighted average fair value per option	$ 1.62	$ 1.15
Assumptions used:		
Weighted average expected volatility	65.1%	61.0%
Weighted average expected dividend yield	2.4%	2.2%
Weighted average risk-free interest rate	6.59%	5.70%
Weighted average expected life, in years	4.6	3.0

During fiscal 2004 the Company suspended its stock repurchase program. Except for 39,493 shares repurchased in conjunction with the retirement of an executive officer (see Note 13), no common shares were repurchased in fiscal 2004. Through March 31, 2004 the Company had repurchased and retired a total of 829,273 shares at a total cost of $3,437,045.

10. DISCONTINUED OPERATIONS

During the fourth quarter of fiscal 2003, Company management agreed to a plan to sell the assets of MAS and to discontinue the operations of the Company's aviation service sector business. The Company entered into a letter of intent on June 19, 2003 to sell certain assets and the business operations of MAS to an investor group, which included former management of MAS, for consideration of $1,950,000. On August 14, 2003, the Company closed on the transaction for consideration totaling $1,885,000, comprised of $1,550,000 in cash and a $335,000 promissory note. The sale resulted in the recognition of losses totaling $1,121,000. In conjunction with the sale, the Company agreed to indemnify the buyer and its affiliates with respect to certain matters related to contractual representations and warranties and the operation of the business prior to closing. Although no assurances can be made, the Company does not believe the indemnities provided will have a material effect on its financial condition or results of operations.

Under the terms of the sale agreement, the Company also entered into a three-year consignment agreement granting the buyer an exclusive right to sell remaining MAS inventory not included in the sale transaction. Upon termination of the consignment agreement, all unsold inventory will be returned to the Company. Inventory on consignment under this agreement amounted to $704,000 as of March 31, 2004. The accompanying consolidated financial statements reflect the sale of certain MAS assets and reclassify the net operations of MAS as discontinued operations, net of tax, for all periods presented.

A summary of the assets held for sale at March 31, 2004 and 2003 is as follows:

	2004	2003
Inventory	$ -	$ 1,900,000
Property, plant and equipment	-	50,000
Assets, held for sale	$ -	$ 1,950,000

A summary of the operating results of the discontinued operations is as follows:

	2004	2003	2002
Revenue	**$ 2,575,259**	$ 5,977,697	$ 11,355,128
Operating loss	**(500,901)**	(942,110)	(90,491)
Loss before income taxes	**(698,902)**	(2,598,005)	(1,190,337)
Income tax benefit	**272,932**	1,007,428	452,328
Net loss	**$ (425,970)**	$ (1,590,577)	$ (738,009)

The loss before income taxes on discontinued operations for the year ended March 31, 2003, was comprised of a $942,110 loss from operations and $1,655,895 impairment charge recorded to write down certain assets held for sale to their estimated fair value.

11. REVENUES FROM MAJOR CUSTOMER

Approximately 64.5%, 69.5% and 41.2% of the Company's revenues were derived from services performed for Federal Express in fiscal 2004, 2003 and 2002, respectively. In addition, approximately 16.4%, 19.9% and 22.9% of the Company's revenues for fiscal 2004, 2003 and 2002 respectively, were generated from Global's US Air Force contract.

12. INCOME TAXES

The provision for income taxes consists of:

	Year Ended March 31, 2004		
	Continuing Operations	**Discontinued Operations**	**Total**
Current:			
Federal	**$ 1,082,000**	**$ (665,000)**	**$ 417,000**
State	**228,000**	**(147,000)**	**81,000**
Total current	**1,310,000**	**(812,000)**	**498,000**
Deferred:			
Federal	**43,000**	**441,000**	**484,000**
State	**9,000**	**98,000**	**107,000**
Total deferred	**52,000**	**539,000**	**591,000**
Total	**$ 1,362,000**	**$ (273,000)**	**$ 1,089,000**

	Year Ended March 31, 2003		
	Continuing Operations	Discontinued Operations	Total
Current:			
Federal	$ 278,000	$ (226,000)	$ 52,000
State	56,000	-	56,000
Total current	334,000	(226,000)	108,000
Deferred:			
Federal	(102,000)	(582,000)	(684,000)
State	45,000	(199,000)	(154,000)
Total deferred	(57,000)	(781,000)	(838,000)
Total	$ 277,000	$(1,007,000)	$ (730,000)

	Year Ended March 31, 2002		
	Continuing Operations	Discontinued Operations	Total
Current:			
Federal	$ 1,209,000	$ (293,000)	$ 916,000
State	264,000	(65,000)	199,000
Total current	1,473,000	(358,000)	1,115,000
Deferred:			
Federal	(137,000)	(77,000)	(214,000)
State	(53,000)	(17,000)	(70,000)
Total deferred	(190,000)	(94,000)	(284,000)
Total	$ 1,283,000	$ (452,000)	$ 831,000

The income tax provision for continuing operations was different from the amount computed using the statutory Federal income tax rate for the following reasons:

	2004		2003		2002	
	$	%	$	%	$	%
Income tax provision at U.S. statutory rate	**$ 1,199,000**	34.0 %	$ 219,000	34.0 %	$ 1,122,000	34.0 %
State income taxes, net of Federal benefit	**163,000**	4.6	31,000	4.8	154,000	4.7
Meal and entertainment disallowance	**19,000**	0.5	15,000	2.4	23,000	0.7
Other, net	**(19,000)**	(0.5)	(71,000)	(11.0)	(16,000)	(0.5)
Change in valuation allowance	**-**	-	83,000	12.9	-	-
Income tax provision	**$ 1,362,000**	38.6 %	$ 277,000	43.1 %	$ 1,283,000	38.9 %

Deferred tax asset is comprised of the following components:

	2004	2003
Net deferred tax asset		
Warranty reserve	**$ 56,853**	$ 46,864
Accounts receivable reserve	**142,924**	174,523
Inventory reserve	**690,214**	543,578
Accrued insurance	**104,552**	74,784
Accrued vacation	**174,971**	94,290
Deferred compensation	**698,269**	658,559
Other	**94,904**	97,132
Fixed assets	**(405,467)**	(88,124)
MAS discontinued reserve	**-**	545,705
State loss carry forward	**70,000**	70,000
Valuation allowance	**(83,430)**	(83,430)
Total	**$ 1,543,790**	$ 2,133,881

The deferred tax items are reported on a net current and non-current basis in the accompanying fiscal 2004 and 2003 consolidated balance sheets according to the classification of the related asset and liability. The Company has state net operating loss carryforwards as of March 31, 2004 with a tax effected amount of approximately $70,000. The state loss carryforwards will expire in varying periods through March 2023. At March 31, 2004 the Company had deferred tax assets of $21,853 for capital loss carryforwards and $61,577 for unrealized capital losses. The Company recorded a full valuation allowance of $83,430 on the deferred tax assets relating to these capital losses at March 31, 2004 based on management's belief that realization is unlikely.

13. EMPLOYEE BENEFITS

The Company has a 401K defined contribution plan (AirT 401(K) Retirement Plan). All employees of the Company are eligible to participate in the plan. The Company's contribution to the 401(K) plan for the years ended March 31, 2004, 2003 and 2002 was $231,000, $232,000, and $228,000, respectively and was recorded in general and administrative expenses in the consolidated statements of operations.

The Company, in each of the past three years, has paid a discretionary profit sharing bonus in which all employees have participated. Profit sharing expense in fiscal 2004, 2003, and 2002 was $487,000, $81,000 and $562,000, respectively, and was recorded in general and administrative expenses in the consolidated statements of operations.

Effective January 1, 1996 the Company entered into supplemental retirement agreements with certain key executives of the Company, to provide for a monthly benefit upon retirement. The Company has purchased life insurance policies for which the Company is the sole beneficiary to facilitate the funding of benefits under these supplemental retirement agreements. The cost of funding these benefits is recorded in general and administrative expense on the consolidated statements of operations and is offset by increases in the cash surrender value of the life insurance policies.

Effective December 31, 2003, an executive officer and director of the company resigned his employment with AirT. In consideration of approximately $300,000 the executive agreed to forgo certain retirement and other contractual benefits for which the Company had previously accrued aggregate liabilities of $715,000. See Item 2. Resignation of Executive Officer.

The above-mentioned cancellation of contractual retirement benefits reduced recorded liabilities by $715,000. The difference between the recorded liability and ultimate cash payment of $300,000 resulted in a $305,000 reduction in actuarial losses, recorded in Other Comprehensive Loss, a $90,000 reduction in intangible assets and a net $20,000 reduction in executive compensation charges included in the statement of operations.

The Company also agreed to purchase from the former executive officer 118,480 shares of AirT common stock held by him (representing approximately 4.3% of the outstanding shares of common stock at December 31, 2003) for $4.54 per share (80% of the January 5, 2004 closing price). The stock repurchase will take place in three installments over a one-year period, starting January 12, 2004, and will total approximately $538,000. The repurchase of the former executive's stock will be recorded in the period that the repurchase occurs as treasury stock transactions and all such stock will be subsequently retired. All installment payments required to be made on January 12, 2004, have been made.

The following tables set forth the funded status of the Company's supplemental retirement plan at March 31, 2004 and 2003 and the change in the projected benefit obligation during fiscal 2004 and 2003:

	March 31,	
	2004	2003
Vested benefit obligation and accumulated benefit obligation	**$ 1,462,384**	$ 1,918,826
Projected benefit obligation	**1,462,384**	1,918,826
Plan assets at fair value	**-**	-
Projected benefit obligation greater than plan assets	**1,462,384**	1,918,826
Unrecognized prior service cost	**(149,324)**	(219,862)
Unrecognized actuarial loss	**69,629**	(283,363)
Adjustment required to recognize minimum liability	**79,695**	503,225
Accrued pension cost recognized in the consolidated balance sheet	**$ 1,462,384**	$ 1,918,826

	2004	2003
Projected benefit obligation beginning of year	**$ 1,918,826**	$ 1,555,827
Service cost	**72,789**	70,244
Interest cost	**113,510**	112,194
Actuarial loss due to change in assumption	**72,315**	180,561
Non-cash reduction due to partial settlement	**(415,056)**	-
Benefits pad	**(300,000)**	-
Projected benefit obligation end of year	**$ 1,462,384**	$ 1,918,826

In accordance with the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Company has recorded an additional minimum liability of $79,695 at March 31, 2004 and $503,225 at March 31, 2003, representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability for its pension plan. The additional liability has been offset by an intangible asset to the extent of unrecognized prior service cost. The portion of the additional minimum liability in excess of unrecognized prior service cost decreased by $283,000 in fiscal 2004 and is reported as a component of other comprehensive loss for the year ended March 31, 2004 due to the above-mentioned settlement.

The projected benefit obligation was determined using an assumed discount rate of 5.75% at March 31, 2004 and 6.5% at March 31, 2003. The liability relating to these benefits has been included in deferred retirement obligation in the accompanying financial statements.

Net periodic pension expense for fiscal 2004, 2003 and 2002 included the following:

	2004	2003	2002
Service cost	**$ 72,789**	$ 70,244	$ 62,944
Interest cost	**113,510**	112,194	97,665
Amortization of unrecognized prior service cost and actuarial losses	**99,714**	93,845	93,000
Gain on partial settlement	**(19,211)**	-	-
Net periodic pension cost	**$ 266,802**	$ 276,283	$ 253,609

The Company's former Chairman and CEO passed away on April 18, 1997. Under the terms of his supplemental retirement agreement, approximately $498,000 in present value of death benefits is required to be paid to fulfill death benefit payments over 10 years after his death. As of March 31, 2004 and 2003 accruals related to the unpaid present value of the benefit amounted to approximately $226,000 and $293,000, respectively (of which approximately $152,000 and $220,000, respectively is included under defined retirement obligations in the accompanying consolidated balance sheets). Net periodic pension costs are included in general and administrative expenses in the accompanying consolidated statements of operations.

14. NET EARNINGS PER COMMON SHARE

Basic earnings (loss) per share has been calculated by dividing net earnings (loss) by the weighted average number of common shares outstanding during each period. For purposes of calculating diluted earnings (loss) per share, shares issuable under employee stock options were considered potential common shares and were included in the weighted average common shares unless they were anti-dilutive. As of March 31, 2004, 5,000 shares of outstanding stock options were anti-dilutive.

The computation of basic and diluted weighted average common shares outstanding is as follows:

	Year Ended March 31,		
	2004	2003	2002
Basic	**2,716,447**	2,726,320	2,716,823
Incremental Shares from Stock Optoins	**11,472**	-	71,877
Diluted	**2,727,919**	2,726,320	2,788,700

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(in thousands except per share data)

During the fourth quarter of 2003, management agreed to a plan to discontinue the operations of MAS and dispose of its assets. The Company closed on the transaction to sell certain MAS assets and operations on August 14, 2003. As a result, the Company has reflected the discontinued operations of MAS in the accompanying consolidated statements of financial position and results of operations.

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
2004				
Operating Revenues	**$ 11,056**	**$ 13,623**	**$ 12,980**	**$ 18,338**
Operating Income	**675**	**939**	**370**	**1,418**
Earnings Before Income Taxes	**444**	**612**	**493**	**1,977**
Net Earnings	**349**	**358**	**230**	**801**
Basic and Diluted Net Earnings per share	**$ 0.13**	**$ 0.13**	**$ 0.08**	**$ 0.30**
2003				
Operating Revenues	$ 10,198	$ 9,176	$ 11,233	$ 12,265
Operating Income (Loss)	41	(390)	160	818
(Loss) Earnings Before Income Taxes	(70)	(351)	177	888
Net (Loss) Earnings	(161)	(363)	37	(737)
Basic and Diluted Net (Loss) Earnings per share	$ (0.06)	$ (0.13)	$ 0.01	$ (0.27)

16. SEGMENT INFORMATION

The Company operates three subsidiaries in two continuing business segments. Each business segment has separate management teams and infrastructures that offer different products and services. During the fourth quarter of fiscal 2003, Company management agreed to a plan to sell the assets of MAS and to discontinue the operations of the Company's aviation service sector business (MAS). The Company completed an agreement to sell certain assets and operation on August 14, 2003. The operations of MAS are, therefore, not presented in the segment information below. The subsidiaries with continuing operations have been combined into the following two reportable segments: overnight air cargo and ground equipment. The overnight air cargo segment encompasses services provided primarily to one customer, Federal Express, and the ground equipment segment encompasses the operations of Global.

The accounting policies for all reportable segments are the same as those described in Note 1 to the Consolidated Financial Statements. The Company evaluates the performance of its operating segments based on operating income from continuing operations.

Segment data is summarized as follows:

	Year Ended March 31,		
	2004	2003	2002
Operating Revenues			
Overnight Air Cargo	**$ 36,168,096**	$ 29,898,840	$ 29,258,086
Ground Equipment	**19,828,749**	12,972,887	30,344,889
Total	**$ 55,996,845**	$ 42,871,727	$ 59,602,975
Operating Income from continuing operations			
Overnight Air Cargo	**$ 3,988,995**	$ 2,621,003	$ 2,215,901
Ground Equipment	**2,039,691**	204,642	3,335,477
Corporate (1)	**(2,626,654)**	(2,197,125)	(2,106,708)
Total	**$ 3,402,032**	$ 628,520	$ 3,444,670
Identifiable Assets			
Overnight Air Cargo	**$ 5,727,470**	$ 4,130,676	$ 3,852,042
Ground Equipment	**9,646,490**	8,615,032	10,051,691
Corporate	**3,093,449**	4,684,070	2,856,792
Total	**$ 18,467,409**	$ 17,429,778	$ 16,760,525
Capital Expenditures, net			
Overnight Air Cargo	**$ 1,101,355**	$ 131,626	$ 107,264
Ground Equipment	**75,775**	155,528	216,032
Corporate	**83,689**	175,670	303,184
Total	**$ 1,260,819**	$ 462,824	$ 626,480
Depreciation and Amortization			
Overnight Air Cargo	**$ 200,128**	$ 243,635	$ 228,051
Ground Equipment	**187,284**	239,699	253,377
Corporate	**170,139**	143,248	91,193
Total	**$ 557,551**	$ 626,582	$ 572,621

(1) Includes income from inter-segment transactions, eliminated in consolidation

17. COMMITMENTS AND CONTINGENCIES

Global and one of its employees are defendants in a lawsuit filed in March 2002 in the United States District Court for the District of Columbia, *Catalyst & Chemical Services et al v. Terex, et al.* In this action, the plaintiffs allege that they provided to Global and the employee certain trade secrets regarding aircraft de/anti-icing systems that were then disclosed by Global and the employee to third parties. The plaintiffs allege misappropriation of trade secrets, breach of contract and violation of the federal Racketeer Influenced and Corrupt Organizations Act and seek monetary damages. The Company and its employee have filed an answer in this action denying all liability. Upon Global's motion, the court has dismissed the plaintiff's claims under the Racketeer Influenced and Corrupt Organizations Act. The Company does not believe that the action has any merit and intends to defend the lawsuit vigorously. In November 2002, Global and the Company filed suit in North Carolina state court against affiliates of the plaintiffs in the *Catalyst & Chemical Services et al v. Terex, et al* action alleging defamation. This action has been moved to, and is pending before, the United States District Court for the Western District of North Carolina.

The Company is currently involved in certain intellectual property, personal injury and environmental matters, which involve pending or threatened lawsuits. Management believes the results of these pending or threatened lawsuits will not have a material adverse effect on the Company's results of operations or financial position.

The Company's common stock is publicly traded in the Nasdaq Small Cap Market under the symbol "AIRT."

As of May 20, 2004 the number of holders of record of the Company's Common Stock was approximately 351. Nasdaq Small Cap Market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. The range of high and low bid quotations per share for the Company's common stock on the Nasdaq Small Cap Market from April 2002 through March 2004 is as follows:

	Common Stock	
Quarter Ended	High	Low
June 30, 2002	$ 3.97	$ 2.99
September 30, 2002	3.46	2.94
December 31, 2002	3.00	1.90
March 31, 2003	2.20	1.41
June 30, 2003	2.50	1.41
September 30, 2003	5.20	2.05
December 31, 2003	6.19	4.12
March 31, 2004	6.65	4.72

The Company's Board of Directors has adopted a policy to pay a regularly scheduled annual cash dividend in the first quarter of each fiscal year. On May 4, 2004, the Company declared a fiscal 2005 cash dividend of $0.20 per common share payable on June 25, 2004 to stockholders of record on June 11, 2004. Due to losses sustained in fiscal 2003, the Company did not declare or pay a common share dividend in fiscal 2004.

Stockholders may obtain free of charge, a copy of the Company's 2004 Annual Report on Form 10-K as filed with the Securities and Exchange Commission by writing to: Mr. John J. Gioffre, Secretary, Air T, Inc., 3524 Airport Road, Maiden, NC 28650.

DIRECTORS

Walter Clark
Chairman of the Board
Chief Executive Officer

William H. Simpson
Executive Vice President

John J. Gioffre
Chief Financial Officer
Vice President – Finance
Secretary – Treasurer

J. Leonard Martin
Vice President

Claude S. Abernethy, Jr.
Senior Vice President
Wachovia Securities, Inc.

Sam Chesnutt
President
Sam Chesnutt & Associates

Allison T. Clark
Independent Businessman

George C. Prill
President
George Prill & Associates

Herman A. Moore
President
Herman A. Moore & Associates, Inc.

OFFICERS

Walter Clark
Chief Executive Officer

William H. Simpson
Executive Vice President

John J. Gioffre
Chief Financial Officer
Vice President – Finance
Secretary – Treasurer

CORPORATE DATA

CORPORATE OFFICE
3524 Airport Road
Maiden, NC 28650
(704) 377-2109

CORPORATE COUNSEL
Robinson, Bradshaw & Hinson, P.A.
Charlotte, North Carolina

INDEPENDENT AUDITORS
Deloitte & Touche, LLP
Charlotte, North Carolina

TRANSFER AGENT
Wachovia Bank, National Association
Charlotte, North Carolina

BANK
Bank of America, N.A.
Charlotte, North Carolina

STOCK MARKET INFORMATION
Nasdaq Small Cap Market
Trading Symbol: AIRT

Air T, Inc.
3524 Airport Road
Maiden, North Carolina 28650